SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

EDAP TMS S.A. Files

Press release on EDAP TMS Reporting its 2005 Fourth Quarter

and Annual Financial Results

released on March 15, 2006

EDAP TMS S.A.
Parc Activite La Poudrette Lamartine
4/6 Rue du Dauphine
69120 Vaulx-en-Velin - France

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F .........X........ Form 40-F.................

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ............ No .....X.....

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date :

EDAP TMS S.A.

S/HUGUES DE BANTEL
HUGUES DE BANTEL
CHIEF EXECUTIVE OFFICER

EDAP TMS S.A. REPORTS 2005 FOURTH QUARTER AND YEAR-END RESULTS

Significant Growth Leads to Fourth Quarter Profit
Continuing Strong Cash Resources for Growth

Lyon, France, March 15, 2006 - EDAP TMS S.A. (Nasdaq: EDAP) , today reported strong financial results for the fourth quarter and year ended December 31, 2005.

The company's fourth quarter 2005 revenues were EUR 6.2 million compared with EUR 5.7 million in the same quarter of 2004, and EUR 4.5 million in the third Quarter 2005. This increase in revenue is mainly attributable to strong growth in the HIFU division revenue compared to prior periods. For the full year 2005, the company reported total revenues of EUR 20.8 million compared to EUR 22.2 million in 2004. The company anticipates future growth to primarily be generated by the HIFU division as increasing acceptance and demand for Ablatherm-HIFU treatment continues to generate sales activity on a per procedure and equipment basis.

The fourth quarter and full-year top line results both included a non-cash charge, deducted from UDS and HIFU division sales revenues, of EUR 235,000 in connection with warrants issued to its U.S. marketing partner HealthTronics, Inc. as compared to a charge of EUR 174,000 in 2004. The non-cash charge recorded in 2005 pertains to a series of 100,000 warrants at an exercise price of USD 1.50 per share that vested in 2005 upon the purchase of lithotripters and one Ablatherm by HealthTronics in accordance with the terms of the agreement. Details of the agreement are discussed below.

In 2005, the Company increased operating expenses furthering the company's strategy to focus on market education on HIFU and to enhance its Ablatherm-HIFU global leadership position. Operating expenses increased 4 percent from EUR 9.3 million in 2004 to EUR 9.7 million in 2005.

Net income for the fourth quarter 2005 was a profit of EUR 171,000 compared to a loss of EUR 371,000 in the same period of 2004, a EUR 542,000 shift. Full year net income was a loss of EUR 941,000 in 2005 compared to a loss of EUR 1.1 million in 2004 in spite of the lower total revenues in the 2005 comparable periods.

The Company's gross margin, as a percentage of total revenues, increased from 38 percent in the fourth quarter of 2004 to 42 percent in the fourth quarter of 2005 and from 38 percent in the full year 2004 to 41 percent in the full year 2005. Both divisions ended the year with a positive operating income.

The company's cash position remained strong increasing to more than EUR 8.3 million at December end compared to EUR 7.5 million at September 30, 2005.

EDAP: HIFU DIVISION REPORTS STRONG SALES INCREASE

In 2005, EDAP, the HIFU Division, recorded a strong increase in total net revenues to EUR 7.9 million (EUR 8.1 million excluding warrant impact) from EUR 7.0 million in 2004. The HIFU division accounted for 38 percent of total Group revenues in 2005 as compared to 31 percent in 2004. Gross margin as a percentage of total revenues in 2005 was 50 percent compared to 46 percent in 2004, and total gross margin increased to EUR 4.0 million in 2005 versus EUR 3.2 million in 2004, a 23 percent increase. In the fourth quarter of 2005, EDAP operating income amounted to EUR 469 thousand (EUR 587,000 excluding warrant impact). Total operating income for 2005 decreased due to the increase in operating expenses for marketing, education, and development ahead of significant 2005 launches in Canada , Australia , the UK and other European centers.

EDAP - HIFU Division: Euros 000's

Period	Revenues	Gross Margin %	Operating Income	Operating Income excluding warrant impact

Q4 2005	2,916	51%	469	587
Q4 2004	1,916	51%	223	223
2005	7,949	50%	135	253
2004	6,969	46%	387	387

During the course of 2005, cumulative treatments reached approximately 9,000 procedures and 96 centers were using Ablatherm-HIFU worldwide as of December end compared to more than 6,600 treatments and 63 centers at year-end 2004, 36 percent and 52 percent increases respectively. The Company continues to build a strong base of Ablatherm users, with 10 new centers added since December end, and is planning to deploy more equipment. This development rate illustrates the growth trends in the placement of new Ablatherm as the medical staff first train and build comfort with the Ablatherm-HIFU treatment, then begin more aggressively referring patients to this course of treatment. As such, treatment growth typically arrives three to six months after a new center is launched.

EDAP continues to expand on its position as the global leader in HIFU for prostate cancer based on its unmatched clinical credibility and nearly 10 years of clinical data demonstrating effective outcomes. The Company business model based on revenue per procedure continued to grow rapidly in countries where the therapy is reimbursed. In Italy , revenue per procedure in 2005 increased to EUR 435,000, representing a 256 percent growth, and in Germany the revenue per procedure increased to EUR 799,000, a 79 percent growth rate. In the UK, where HIFU therapy is reimbursed by private insurers, the number of user centers increased dramatically, yet the associated RPP revenues will be recorded after a learning and training period. In 2005, service revenue increased 58 percent due to an increase in the number of maintenance contracts placed after a warranty period, compared to 2004. HIFU service revenue represents predictable, recurrent, long-term cash flows with strong margins in direct proportion to the installation base of Ablatherm-HIFU devices sold worldwide.

TMS: SIGNIFICANT GROWTH IN OPERATING INCOME

In the fourth quarter of 2005, the UDS division realized an operating profit of EUR 159,000 (EUR 277,000 excluding warrant expense) compared with EUR 19,000 in the fourth quarter of 2004. For the full year of 2005, the UDS division realized an operating profit of EUR 367,000 (EUR 485,000 excluding warrant expense) compared with EUR 184,000 in the fourth quarter of 2004. In 2005, the division recorded EUR 16.2 million in total revenues (EUR 16.3 million excluding warrant expense) compared with EUR 17.4 million in 2004.

In 2005, TMS operating expenses decreased by 15 percent on efficiency gains. The company continues to focus on its technology and service levels to gain additional share as the market replaces aging competitive machines. Added sales growth is also bringing additional long-term sales in services and consumable parts.

TMS - UDS Division : 000's

Period	Revenues	Gross Margin %	Operating Income	Operating Income excluding warrant impact

Q4 2005	4,468	26%	159	277
Q4 2004	4,171	27%	19	193
2005	16,154	29%	367	485
2004	17,385	30%	184	358

EXECUTIVE COMMENTS

Hugues de Bantel, Chief Executive Officer of EDAP TMS, commented: "EDAP concluded 2005 in its strongest position ever. While the year progressed slowly through the first nine months, the significant work invested to build a foundation during that period showed outstanding results in the final quarter as we believed possible. We not only posted our first ever quarterly profit strictly from ongoing operations, but we also delivered measurable growth in multiple key markets.

"Ablatherm-HIFU is clearly the world leader in HIFU for localized prostate cancer based on its technology, clinical results and its adoption by physicians. We have achieved this position with our clinical data accumulated over nearly 10 years, hundreds of physicians, and now more than 100 centers all demonstrating reproducible successful outcomes achieved with Ablatherm-HIFU. This is no longer an experimental treatment. Ablatherm-HIFU is the only HIFU therapy for prostate cancer with the established multicentric and multiprovider data to demonstrate its efficacy in comparison to traditional therapies. We are now positioned to support a significant marketing effort to make both patients and physicians aware of these credible results in order to establish Ablatherm-HIFU as a mainstream treatment preferred by doctors and patients for its efficacy and significant quality of life preservation, leading to minimal disruption of the patient's lifestyle all important elements in treatment decisions today.

"Trials in the United States with our partner HealthTronics will begin imminently with several centers fully approved and currently enrolling patients. More information will become available on this process at the appropriate times. We remain confident that we will successfully demonstrate the safety, efficacy and desirability of Ablatherm-HIFU treatment for patients in the United States by fully meeting the requirements of the FDA in this process."

Concluding, de Bantel said: "We remain committed to launching Ablatherm-HIFU at major prostate cancer centers worldwide. Our increasing focus on the revenue per procedure model makes Ablatherm-HIFU uniquely accessible and attractive to any center wishing to offer treatment. EDAP is widely known as the leader in this field without question, and we continue to build on that reputation with every new center and new clinical study. We continue to work toward reimbursement and to focus on market education, two main drivers that will positively impact growth rates. We believe our efforts and successes at year end represent the future direction of this company based on the merits of Ablatherm-HIFU and strong operating focus delivering both market leading treatments and market leading growth."

WARRANT EXPENSE

On February 25, 2004, the company entered into a distribution agreement with a subsidiary of HealthTronics granting HealthTronics, among other things, (i) the right to begin clinical trials in the U.S. with the Ablatherm (which utilizes HIFU to provide minimally invasive treatment of prostate cancer), (ii) the right to seek Pre-Market Approval ("PMA") from the FDA and (iii) exclusive distribution rights in the United States, when and if a PMA is granted. Upon completion of various specified milestones, HealthTronics is entitled to exercise some warrants, out of the one million granted by the Company, at a price of U.S.$1.50. (See the Company's annual report on Form 20-F for the year ended December 31, 2003 and its exhibits for more detail.) On December 29, 2005, HealthTronics, through its subsidiary, and EDAP TMS entered into an amendment to the distribution agreement. HealthTronics wishes to focus its efforts on obtaining the PMA for Ablatherm and on developing the HIFU market potential on the US territory, and does not want to pursue the distribution of EDAP's lithotriptors in the US, therefore, the Parties decided to amend the terms and conditions some warrants and HealthTronics renounced to 200,000 warrants directly linked to the purchase of lithotriptors for the years to come. In accordance with EITF 96-18, the company accounts for the warrants issued to HealthTronics under the distribution agreement based upon the fair value of the warrants, measured at the date of milestone achievement. The amount related, which is a non-cash charge, is then recorded in operating expenses or in reduction of revenue. The non-cash charge recorded for 2005 related to a series of warrants linked to the purchase of two lithotripters and one Ablatherm by HealthTronics in 2005, in accordance with the terms of the agreement. As additional series of warrants vest upon the completion of the milestones set out in the distribution agreement, the amount of the non-cash charge, recorded by the company as a result in future financial periods, may significantly impact the Company's reported income statements and will be more than offset, of course, by significant EDAP business progress.

INVESTOR COMMUNICATIONS

Road Shows

Management plans to continue its outreach efforts to investors in the coming months. Management will be in London in support of Prostate Cancer Awareness Week programs and will host investor meetings March 29-31. Management plans to visit US markets the week of April 24 and May 24-26. Investors interested in visiting with management should contact Halliburton Investor Relations prior to the meeting dates to inquire about scheduling.

Participation in Congresses

EDAP will be participating in the next European Association of Urology (EAU) meeting to be held in Paris , France , April 4 - 9, 2006. April 2006 will also be the 10 th Anniversary of EDAP's Ablatherm-HIFU treatment launch in Europe . The Company is pleased to welcome all interested parties to EDAP's booth M08, Level 2 and meet with EDAP's representatives. EDAP will present at the American Urology Association (AUA) conference to be held in Atlanta , Georgia , May 20-23, 2006. EDAP will also conduct a symposium in Frankfurt , Germany , during May 2006 celebrating 10 years of Ablatherm-HIFU treatment in Germany . Details will be forthcoming for all upcoming events.

Conference Call and Webcast

The company will host a conference call to discuss the results and answer questions from investors on Thursday, March 16, 2006, at 12:00 noon Eastern Time, 6:00 p.m. Paris Time. Representing the Company on the call will be Philippe Chauveau, Chairman of the Board, Hugues de Bantel, Chief Executive Officer, and Thierry Turbant, Chief Financial Officer. Investors may join the call live by dialing (888) 343-7143 from the United States or +1 (415) 537-1988 from international locations and requesting the EDAP TMS 2004 Year End Conference Call. Investors may also listen to the live call online at www.edap-tms.com under the heading Investor Relations.

Investors unable to join the call can access a playback of the conference call by telephone or online. To access the replay, please dial (800) 633-8284 or +1 (402) 977-9140 and using access code 21285198 beginning two hours after the end of the call until March 23, 2006, or visit the company's Web site at www.edap-tms.com .

About EDAP TMS S.A.

EDAP TMS S.A. develops and markets Ablatherm, the most advanced and clinically proven choice for High Intensity Focused Ultrasound (HIFU) treatment of localized prostate cancer. HIFU treatment is shown to be a minimally invasive and effective treatment option with a low occurrence of side effects. The company is also developing this technology for the treatment of certain other types of tumors. EDAP TMS S.A. also produces and commercializes medical equipment for treatment of urinary tract stones using Extra-corporeal Shockwave Lithotripsy (ESWL).

For more information on the Company, contact the Investor Relations Dept by phone at +33 (0)4 78 26 40 46 or see the Company's Web site at: http://www.edap-tms.com .

This press release contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. These include statements regarding the Company's growth and expansion plans. Such statements are based on management's current expectations and are subject to a number of uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that may cause such a difference include, but are not limited to, those described in the Company's filings with the Securities and Exchange Commission. Ablatherm-HIFU treatment is not yet FDA approved or marketed in the United States .

EDAP TMS S.A. CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED) (Amounts in thousands of Euros and U.S. Dollars, except per share data)
	Three Months Ended :		Three Months Ended :
	December 31, 2005 Euros	December 31, 2004 Euros	December 31, 2005 $US	December 31 2004 $US
Net sales of medical equipment	3,245	3,083	3,853	4,063
Net sales of spare parts, supplies and services	3,157	2,754	3,750	3,630

TOTAL SALES	6,402	5,837	7,603	7,693
Warrants granted	(235)	(174)	(279)	(229)

TOTAL NET SALES	6,167	5,663	7,324	7,464
Other revenues	40	(12)	47	(15)

TOTAL REVENUES	6,207	5,651	7,371	7,449
Cost of sales	(3,625)	(3,518)	(4,304)	(4,637)

GROSS PROFIT	2,582	2,133	3,067	2,812
Research & development expenses	(435)	(386)	(517)	(509)
S, G & A expenses	(1,976)	(1,639)	(2,347)	(2,161)
Non-recurring operating expenses	-	(110)	-	(144)

Total operating expenses	(2,411)	(2,135)	(2,864)	(2,814)

OPERATING PROFIT (LOSS)	171	(2)	203	(2)
Interest (expense) income, net	99	42	118	56
Currency exchange gains (loss), net	(11)	(110)	(13)	(145)
Other income (loss), net	(13)	(78)	(16)	(104)

INCOME (LOSS) BEFORE TAXES AND MINORITY INTEREST	246	(148)	292	(195)
Income tax (expense) credit	(76)	(223)	(90)	(294)

NET INCOME (LOSS)	170	(371)	202	(489)

Earning per share - Basic	0.02	(0.05)	0.03	(0.06)
Average number of shares used in computation of EPS	7,782	7,782	7,782	7,782
Earning per share - Diluted	0.02	(0.05)	0.02	(0.06)
Average number of shares used in computation of EPS for positive net income	8,416	8,066	8,416	8,066

NOTE: Translated for convenience of the reader to U.S. dollars at the 2005 average three months noon buying rate of 1 Euro = 1.1876 USD, and 2004 average three months noon buying rate of 1 Euro = 1.3181 USD

EDAP TMS S.A. CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED) (Amounts in thousands of Euros and U.S. Dollars, except per share data)
	Twelve Months Ended :		Twelve Months Ended :
	December 31, 2005 Euros	December 31, 2004 Euros	December 31, 2005 $US	December 31, 2004 $US
Net sales of medical equipment	10,242	11,922	12,696	14,876
Net sales of spare parts, supplies and services	10,710	10,207	13,276	12,736

TOTAL SALES	20,952	22,129	25,972	27,612
Warrants granted	(235)	(174)	(291)	(217)

TOTAL NET SALES	20,717	21,955	25,681	27,395
Other revenues	93	208	115	259

TOTAL REVENUES	20,810	22,163	25,796	27,654
Cost of sales	(12,313)	(13,676)	(15,263)	(17,065)

GROSS PROFIT	8,497	8,487	10,533	10,589
Research & development expenses	(1,784)	(1,523)	(2,212)	(1,900)
S, G & A expenses	(7,912)	(7,476)	(9,807)	(9,328)
Non recurring operating expenses	-	(318)	-	(396)

Total operating expenses	(9,696)	(9,317)	(12,019)	(11,624)

OPERATING PROFIT (LOSS)	(1,199)	(830)	(1,486)	(1,035)
Interest (expense) income, net	135	71	167	89
Currency exchange gains (loss), net	218	(38)	270	(48)
Other income (loss), net	9	(74)	11	(93)

INCOME (LOSS) BEFORE TAXES AND MINORITY INTEREST	(837)	(871)	(1,038)	(1,087)
Income tax (expense) credit	(104)	(278)	(128)	(346)

NET INCOME (LOSS)	(941)	(1,149)	(1,166)	(1,433)

Earning per share - Basic	(0.12)	(0.15)	(0.15)	(0.18)
Average number of shares used in computation of EPS	7,782	7,782	7,782	7,782
Earning per share - Diluted	(0.12)	(0.15)	(0.15)	(0.18)
Average number of shares used in computation of EPS for positive net income	8,373	8,074	8,373	8,074

NOTE: Translated for convenience of the reader to U.S. dollars at the 2005 average twelve months noon buying rate of 1 Euro = 1.2396 USD, and 2004 average twelve months noon buying rate of 1 Euro = 1.2478 USD.

EDAP TMS S.A. CONSOLIDATED BALANCE SHEETS HIGHLIGHTS (UNAUDITED) (Amounts in thousands of Euros and U.S. Dollars)

Dec.30, 2005 Euros
		Sept. 30, 2005 Euros	Dec. 30, 2005 $US	Sept. 30, 2005 $US
Cash, cash equivalents and short term investments	8,317	7,463	9,849	8,999
Total current assets	22,034	22,014	26,092	26,545
Total current liabilities	9,557	9,786	11,318	11,800
Shareholders' Equity	17,372	16,953	20,572	20,442

NOTE: Translated for convenience of the reader to U.S. dollars at the noon buying rate of 1 Euro = 1.1842 USD, on December 31, 2005 and at the noon buying rate of 1 Euro = 1.2058 USD, on September 30, 2005.

EDAP TMS S.A. CONDENSED STATEMENTS OF OPERATIONS BY DIVISION TWELVE MONTHS ENDED DECEMBER 31, 2005 (Amounts in thousands of Euros)
	EDAP S.A. HIFU Division	TMS S.A. UDS Division	EDAP TMS HQ	Consolidation Impact	Total After Consolidation
Sales of medical devices	4,260	8,006		(2,024)	10,242
Sales of spare parts, supplies & services	3,688	8,186		(1,164)	10,710

TOTAL SALES	7,948	16,192		(3,188)	20,952

Warrants granted	(118)	(117)		-	(235)

TOTAL NET SALES	7,830	16,075		(3,188)	20,717

Other revenues	119	79		(105)	93

TOTAL REVENUES	7,949	16,154		(3,293)	20,810

GROSS PROFIT	3,951	4,697		(151)	8,497
Research & Development	(1,042)	(742)			(1,784)
Total SG&A plus depreciation	(2,774)	(3,588)	(1,550)		(7,912)

OPERATING PROFIT (LOSS)	135	367	(1,550)	(151)	(1,199)